Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 1 AND WAIVER TO

TRANSFER AND ADMINISTRATION AGREEMENT

This Amendment No. 1 and Waiver to Transfer and Administration Agreement (this “Amendment”) is entered into as of September 20, 2019 by and among COLLIERS RECEIVABLES FUNDING LLC, a Delaware limited liability company (the “SPV”), COLLIERS INTERNATIONAL USA, LLC, a Delaware limited liability company (the “Initial Originator”), COLLIERS INTERNATIONAL WA, LLC, a Delaware limited liability company (the “Servicer”), Colliers International Group Inc. (“Colliers”), the Committed Investors (as defined below) party hereto and MIZUHO BANK, LTD., a Japanese banking corporation, as agent under the Second Tier Agreement referred to below (in such capacity, together with its successors and assigns, the “Agent”).

RECITALS:

WHEREAS, the parties hereto have entered into that certain Transfer and Administration Agreement, dated as of April 12, 2019, by and among the SPV, the Initial Originator, the Servicer, the committed investors party thereto (the “Committed Investors”) and the Agent (as previously amended, supplemented or otherwise modified from time to time, the “Second Tier Agreement”);

WHEREAS, the SPV has notified the Committed Investors and the Agent that it intends to add the following entities as Originating Subsidiaries (the “New Originating Subsidiaries”): Clarus Properties, Inc., a North Carolina corporation, and Continental Real Estate Companies Commercial Properties Corp., a Florida corporation;

WHEREAS, the SPV has notified the Committed Investors and the Agent that in anticipation of the addition of the New Originating Subsidiaries, all Obligors of the New Originators have been instructed to make payment to a Blocked Account and that in connection therewith, certain cash or cash proceeds of receivables owing to the New Originating Subsidiaries has been deposited in a Blocked Account prior to the date hereof (the “Specified Deposits”);

WHEREAS, the SPV has requested that the Committed Investors and the Agent waive any Servicer Default, Termination Event or Potential Termination Event resulting solely on account of the Specified Deposits (the “Specified Waiver”);

WHEREAS, the SPV has requested that the Committed Investors and the Agent agree to amend the Second Tier Agreement to make certain changes as provided herein; and

WHEREAS, subject to the terms and conditions set forth in this Amendment, the Committed Investors and the Agent are willing to amend the Second Tier Agreement and grant the Specified Wavier as provided herein.

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT:

SECTION 1. DEFINED TERMS.

Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Second Tier Agreement.

SECTION 2. AMENDMENT.

Upon satisfaction of the condition set forth in Section 4 hereof, the Second Tier Agreement shall be amended as follows:

(a)                                 The definition of “Originating Subsidiaries” is hereby amended and restated in its entirety as follows:

“Originating Subsidiaries” means (i) each of the entities listed on Schedule 1.1 and

(ii) each other entity consented to in writing by the Agent for which the Agent receives a duly completed Originating Subsidiary Joinder Agreement in the form attached as Exhibit A to the Sale Agreement, dated as of April 12, 2019, between the Initial Originator and each entity from time to time party thereto as an originating subsidiary.”

(b)                                Schedule 1.1 is hereby amended and restated in its entirety in the form attached hereto as Annex I.

SECTION 3. WAIVER

Upon satisfaction of the conditions set forth in Section 4 hereof, the parties hereto hereby agree to the Specified Waiver.

SECTION 4. CONDITION TO EFFECTIVENESS.

This Amendment shall become effective as of the date hereof upon the receipt by the Agent of a duly executed counterpart of this Amendment from the SPV, the Initial Originator, the Servicer, Colliers, the Committed Investors required to consent hereto and the Agent.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE BORROWER.

In order to induce parties hereto to enter into this Amendment, each of the SPV and the Servicer hereby represents and warrants that:

(a)    The representations and warranties contained in Section 4.1 of the Second Tier Agreement are true and correct in all material respects (except those representations and warranties qualified by materiality or by reference to a material adverse effect, which are true and correct in all respects and except to the extent such representations and warranties are incorrect as a result of the occurrence of the Specified Deposits) as though made on and as of the date hereof and shall be deemed to have been made on the date hereof (unless such representations and warranties specifically refer to a previous day, in which case, they shall be complete and correct in all material respects (or, with respect to such representations or warranties qualified by materiality or by reference to a material adverse effect, complete and correct in all respects) on and as of such previous day); provided that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to which have been deposited into a Blocked Account or transferred to the Agent);

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(b)    no Termination Event or Potential Termination Event exists (except to the extent the occurrence of the Specified Deposits constitutes a Termination Event or Potential Termination Event) or, after giving effect to the amendments contained herein, will result from the execution of this Amendment; and

(c)    this Amendment has been duly authorized by proper proceedings of the SPV, the Initial Originator, the Servicer and Colliers and constitutes the legal, valid and binding obligation of such party enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity.

SECTION 6. EFFECT ON THE SECOND TIER AGREEMENT AND OTHER LOAN DOCUMENTS.

This Amendment constitutes a Transaction Document for all purposes of, or in connection with, the Second Tier Agreement and the other Transaction Documents. Except as expressly set forth herein, all of the terms, conditions and covenants of the Second Tier Agreement and the other Transaction Documents shall remain unaltered and in full force and effect and shall be binding upon the SPV in all respects and are hereby ratified and confirmed. Upon this Amendment becoming effective as set forth in Section 4, each reference in the Second Tier Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Second Tier Agreement, and each reference in the other Transaction Documents to the “Second Tier Agreement,” “Transfer and Administration Agreement,” “thereunder,” “thereof” or words of like import referring to the Second Tier Agreement shall mean and be a reference to the Second Tier Agreement as modified by this Amendment.

SECTION 7. EXECUTION IN COUNTERPARTS.

This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery by facsimile of an executed signature page of this Amendment shall be effective as delivery of an executed counterpart hereof.

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SECTION 8. HEADINGS.

Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purposes.

SECTION 9. ENTIRE AGREEMENT.

This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

SECTION 10. SUCCESSORS AND ASSIGNS.

This Amendment shall be binding on and shall inure to the benefit of the SPV, the Initial Originator, the Servicer, Colliers, the Committed Investors, the Agent and their respective successors and permitted assigns under the Transaction Documents.

SECTION 11. MISCELLANEOUS.

The provisions contained in Section 11.14 (Governing Law, Submission to Jurisdiction, Appointment of Service Agent), Section 11.11 (No Bankruptcy Petition Against any Conduit Investor) and Section 11.12 (No Recourse), of the Second Tier Agreement are incorporated herein by this reference, mutatis mutandis.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

COLLIERS RECEIVABLES FUNDING
LLC, as the SPV

By:	<signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL WA, LLC,
as the Servicer

By:	<signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL USA, LLC
as the Initial Originator

By:	<signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL GROUP INC.

By:	<signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Vice President, Legal Counsel and Corporate Secretary

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[Signature Page to Waiver and Amendment No. 1 to Transfer and Administration Agreement]

MIZUHO BANK, LTD.,
as Agent, as a Managing Agent and Committed Investor for the Mizuho Investor Group and as CF Agent

By:	<signed> Tracy Rahn
Name:	Tracy Rahn
Title:	Authorized Signatory

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[Signature Page to Waiver and Amendment No. 1 to Transfer and Administration Agreement]

Annex I

SCHEDULE 1.1

ORIGINATING SUBSIDIARIES

Advisors Asset Services California, Inc.
CC PARTNERS, LLC
Colliers International Real Estate Management Services (CA), Inc.
COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC
COLLIERS INTERNATIONAL SOUTH FLORIDA, LLC
Colliers Arnold, LLC
Colliers Bennett & Kahnweiler LLC
Colliers International Asset and Property Management Services LLC
COLLIERS INTERNATIONAL AZ, LLC
COLLIERS INTERNATIONAL CA, INC.
Colliers International CT LLC
COLLIERS INTERNATIONAL DC, LLC
Colliers International Detroit, LLC
COLLIERS INTERNATIONAL GREATER LOS ANGELES, INC.
Colliers International Intermountain, LLC
Colliers International LI Inc.
COLLIERS INTERNATIONAL NEW ENGLAND, LLC
COLLIERS INTERNATIONAL NJ LLC
Colliers International North Texas, LLC
Colliers International Northeast Florida, Inc.
COLLIERS INTERNATIONAL NY LLC
Colliers International OR, LLC
COLLIERS INTERNATIONAL SAINT LOUIS, LLC
COLLIERS NEVADA LLC
COLLIERS NEVADA MANAGEMENT LLC
Colliers Parrish Asset Management, Inc.
Colliers Parrish International, Inc.
Colliers Tri-State Management LLC
Pittsburgh Commercial Real Estate, Inc.
Pointe Group Advisors, LLC
WILLIAMS CORPORATE REALTY SERVICES, LLC
WILLIAMS PM, LLC
Clarus Properties, Inc.
Continental Real Estate Companies Commercial Properties Corp.

Annex I